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                              January 25, 2024

       Andrew Gubbels
       Chief Financial Officer
       Gold Royalty Corp.
       1188 West Georgia Street, Suite 1830
       Vancouver, BC V6E 4A2

                                                        Re: Gold Royalty Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2023
                                                            File No. 333-276305

       Dear Andrew Gubbels:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3 filed December 29, 2023

       General

   1. Please revise your cover page and related sections of your prospectus to disclose the aggregate number of
shares you intend to register for resale. In this regard we note that your fee table reflects
that you are registering 62,857,143 common shares, however, your cover page quantifies
only 22,857,143 common shares. Refer to General Instruction II.G.
                                                        to Form F-3, Securities
Act Rule 430B(b)(2) and Securities Act Rules and Disclosure
                                                        Interpretations
Question 228.04. Please also have counsel revise the legal opinion accordingly.

                                                        In addition, we note
your tabular disclosure at page 13. Please provide your analysis as to whether you are
required to include the Special Conversion Shares and Interest Shares and, as necessary,
revise this disclosure accordingly.
 Andrew Gubbels
FirstName  LastNameAndrew  Gubbels
Gold Royalty  Corp.
Comapany
January 25,NameGold
            2024     Royalty Corp.
January
Page 2 25, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation